Exhibit 99.1

Press Release

Late-breaking phase 3 data at 2022 AAAAI Annual Meeting show Dupixent® (dupilumab) significantly reduced itch and hives in patients with chronic spontaneous urticaria

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In this Phase 3 trial, Dupixent added to standard-of-care antihistamines nearly doubled reduction in itch and urticaria activity scores compared to standard-of-care alone at 24 weeks in biologic-naïve patients uncontrolled on antihistamines

*	Data reinforce the potential of targeting IL-4 and IL-13, key drivers of type 2 inflammation, in this complex, chronic disease
*	Data support the well-established safety profile of Dupixent

Paris and Tarrytown, N.Y., February 26, 2022. Detailed results from a Phase 3 trial showed that adding Dupixent® (dupilumab) to standard-of-care antihistamines significantly reduced itch and hives at 24 weeks in biologic-naïve patients with chronic spontaneous urticaria (CSU) compared to antihistamines alone in this investigational setting. These results will be presented today in a late-breaking session at the American Academy of Allergy, Asthma and Immunology (AAAAI) Annual Meeting.

Marcus Maurer, M.D.

Professor of Dermatological Allergology, Clinic for Dermatology, Venerology and Allergology at the Charité University of Medicine in Berlin, Germany

“Despite standard-of-care antihistamines, many patients with chronic spontaneous urticaria continue to struggle with extreme itch, burning and pain associated with hives and swelling under the skin, which can significantly disrupt their daily lives. These encouraging results showed that, in those unable to achieve disease control on antihistamines alone, patients who added dupilumab experienced improved signs and symptoms and better control of their disease.”

Topline results from the randomized, double-blind, placebo-controlled Phase 3 trial, which met primary and all key secondary endpoints at week 24, were announced in July 2021. Data presented at AAAAI 2022 showed that patients who added Dupixent to standard-of-care antihistamines nearly doubled the reduction in itch and urticaria activity compared to standard-of-care alone (referred to as “placebo”) with continuous improvement out to 24 weeks. These patients experienced a:

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63% reduction in itch severity with Dupixent versus 35% with placebo, as measured by a 0-21 point itch severity scale (10.24 point reduction with Dupixent versus 6.01 point reduction with placebo, p<0.001), the primary endpoint in the U.S. (secondary endpoint in the EU).

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65% reduction in urticaria activity (itch and hive) severity with Dupixent versus 37% with placebo, as measured by a 0-42 point urticaria activity scale (20.53 point reduction with Dupixent versus 12.00 point reduction with placebo, p<0.001), the primary endpoint in EU (secondary endpoint in the U.S.)

The trial demonstrated safety results similar to the known safety profile of Dupixent in its approved dermatological indications For the 24-week treatment period, overall rates of adverse events were generally similar between the Dupixent and placebo groups (50% Dupixent, 59% placebo). The most common adverse event was injection site reactions (11% Dupixent, 13% placebo).

The potential use of Dupixent in CSU is currently under clinical development, and the safety and efficacy have not been fully evaluated by any regulatory authority.

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About Chronic Spontaneous Urticaria (CSU)

CSU is a chronic inflammatory skin disease characterized by the sudden onset of hives on the skin and/or swelling deep under the skin. Despite standard-of-care treatment, people with CSU often experience symptoms including a persistent itch or burning sensation, which can be debilitating and significantly impact quality of life. Swelling often occurs on the face, hands and feet, but can also affect the throat and upper airways. CSU is typically treated with antihistamines, but the disease remains uncontrolled for up to 50% of patients who have limited available treatment options. More than 300,000 people in the U.S. have moderate-to-severe CSU that does not respond adequately to antihistamines alone.

About the Dupixent Phase 3 CSU Program (LIBERTY-CUPID)

Study A of the Phase 3 randomized, double-blind, placebo-controlled LIBERTY-CUPID clinical program evaluated the efficacy and safety of Dupixent as an add-on therapy to standard-of-care antihistamines compared to antihistamines alone in 138 patients aged 6 years and older with CSU who remained symptomatic despite antihistamine use and were not previously treated with omalizumab (i.e., biologic-naïve). The primary endpoints assessed the change from baseline in itch (measured by the weekly itch severity score [ISS7], 0-21 scale) and the change from baseline in itch and hives (measured by the weekly urticaria activity score [UAS7], 0-42 scale) at 24 weeks.

Study B of the CSU clinical program evaluated Dupixent in patients with chronic spontaneous urticaria (CSU), who were refractory to omalizumab, was recently stopped due to futility based on a pre-specified interim analysis, although numeric improvements were observed across key endpoints. The safety data were generally consistent with Study A and the known safety profile of Dupixent in its approved dermatological indications.

The companies remain committed to advancing Dupixent for patients with CSU uncontrolled on antihistamines and are evaluating next steps based on results across both trials in the Phase 3 program.

About Dupixent

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways and is not an immunosuppressant. IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP).

In the U.S., Dupixent is approved in patients aged 6 years and older with uncontrolled moderate-to-severe atopic dermatitis; as an add-on maintenance treatment of patients aged 6 years and older with moderate-to-severe asthma characterized by an eosinophilic phenotype or with oral corticosteroid-dependent asthma; and for use with other medicines for the maintenance treatment of chronic rhinosinusitis with nasal polyposis (CRSwNP) in adults whose disease is not controlled.

Dupixent is also approved in Europe, Japan and other countries around the world for use in specific patients with moderate-to-severe atopic dermatitis and certain patients with asthma or CRSwNP in different age populations. Dupixent is approved in one or more of these indications in more than 60 countries around the world, and more than 350,000 patients have been treated globally.

Dupilumab Development Program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes, including pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), chronic obstructive pulmonary disease with evidence of type 2 inflammation (Phase 3), eosinophilic esophagitis (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), CSU (Phase 3), chronic inducible urticaria-cold (Phase 3), chronic rhinosinusitis without nasal

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polyposis (Phase 3), allergic fungal rhinosinusitis (Phase 3), allergic bronchopulmonary aspergillosis (Phase 3) and peanut allergy (Phase 2). These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite technologies, such as VelocImmune, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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These statements concern, and these risks and uncertainties include, among others, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s business and its employees, collaborators, and suppliers and other third parties on which Regeneron relies, Regeneron’s and its collaborators’ ability to continue to conduct research and clinical programs, Regeneron’s ability to manage its supply chain, net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Products”), and the global economy; the nature, timing, and possible success and therapeutic applications of Regeneron’s Products and product candidates being developed by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Product Candidates”) and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab) for the treatment of chronic spontaneous urticaria (“CSU”); the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators or licensees, such as Study A of the LIBERTY-CUPID clinical program discussed in this press release, may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Regeneron’s Products (such as Dupixent) and Regeneron’s Product Candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary), including the studies discussed or referenced in this press release, on any of the foregoing or any potential regulatory approval of Regeneron’s Products (such as Dupixent for the treatment of CSU) and Regeneron’s Product Candidates; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s Product Candidates and new indications for Regeneron’s Products, such as Dupixent for the treatment of CSU, pediatric atopic dermatitis, chronic obstructive pulmonary disease with evidence of type 2 inflammation, eosinophilic esophagitis, bullous pemphigoid, prurigo nodularis, chronic inducible urticaria-cold, chronic rhinosinusitis without nasal polyposis, allergic fungal rhinosinusitis, allergic bronchopulmonary aspergillosis, peanut allergy, and other potential indications; the ability of Regeneron’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products and Regeneron’s Product Candidates; the ability of Regeneron to manage supply chains for multiple products and product candidates; safety issues resulting from the administration of Regeneron’s Products (such as Dupixent) and Regeneron’s Product Candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products and Regeneron’s Product Candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products and Regeneron’s Product Candidates, including without limitation Dupixent; ongoing regulatory obligations and oversight impacting Regeneron’s Products, research and clinical programs, and business, including those relating to patient privacy; the availability and extent of reimbursement of Regeneron’s Products from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron’s Products and Regeneron’s Product Candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license, collaboration, or supply agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. 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